Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064 T: (224) 667-6100

November 15, 2017

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Dear Ms. Blye,

I am responding to your letter of November 7, 2017.  Our response is detailed in the attachment hereto.

Sincerely,

/s/ Hubert L. Allen

Hubert L. Allen

Attachment

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the staff’s letter.  For ease of reference, the staff’s comments appear in italics immediately preceding Abbott’s responses.

1.            On your website you provide contact information for your diabetes care business in Syria.  In its letter to us dated December 19, 2014, St. Jude Medical, Inc., which you acquired in January, stated that during fiscal years 2011 and 2012 and the first quarter of 2014, it sold medical devices in Syria.  Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls.  You do not include disclosure about any contacts with Syria.  Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements.  You should describe any goods, technology and services you have provided into Syria, directly, or indirectly, and any agreements, arrangements or other contracts you have had with the government of Syria or entities it controls.

Response:

Abbott Laboratories (“Abbott”), an Illinois corporation, is a global, diversified health care company, devoted to the discovery, development, manufacture and marketing of medical products, with a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals.

During fiscal years 2014, 2015, and 2016, and the first three quarters of 2017, Abbott, pursuant to export licenses issued by the U.S. Commerce Department’s Bureau of Industry and Security and general or specific licenses from the U.S. Department of the Treasury’s Office of Foreign Assets Control, sold medicines and medical devices via independent, third-party distributors in Syria and/or to specialized agencies of the United Nations (World Health Organization (WHO) and United Nations Development Programme (UNDP)) which, in turn, distributed the medicines and medical devices to health care facilities in Syria.  St. Jude Medical, Inc. has not sold products into Syria since Q1 2014.

Because of the nature of the products, the distributors and WHO/UNDP must work with the Ministry of Health of Syria, but Abbott does not have any agreements, commercial arrangements or other contacts with the government of Syria or entities controlled by it.

2.            Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designate state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

Abbott has no subsidiaries, affiliates or offices, nor does it have any direct investment, own any assets, or employ any individuals, in Syria.  Product sales to Syria are made solely through third-party distributors or United Nations agencies as described above.  During the last three fiscal years and through the first three quarters of 2017 revenue associated with Abbott’s sales in Syria were as follows:

2014	2015	2016	2017 (through Q3)
$1,710,902	$1,224,346	$976,790	$609,006

During the past three fiscal years and during the first three quarters of 2017, approximate Abbott revenues from continuing operations were as follows:

•                 FY 2014: $20,247,000,000

•                 FY 2015: $20,405,000,000

•                 FY 2016: $20,853,000,000

•                 FY 2017 (through Q3): $19,801,000,000

Accordingly, revenues resulting from activities related to Syria represented less than .006%1 of Abbott’s revenue from continuing operations over the last three fiscal years and the first three quarters of 2017.

Abbott believes that the products it has sold and continues to sell into Syria are strictly used for medical purposes, as intended, and the products do not have any other practical application. Abbott does not believe that its limited activities related to providing humanitarian medical products to Syrian civilians as authorized by U.S. law and U.S. government agencies, as discussed above, are of the type that would trigger divestment or other adverse investor action.

Abbott has analyzed its activities from both a qualitative and quantitative standpoint and, for the reasons discussed herein, Abbott does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, Abbott does not believe that a reasonable investor would deem information about Abbott’s activities in Syria important in making an investment decision.

1 The amounts referenced above do not include sales by St. Jude Medical, Inc. other than in FY2017.  St. Jude Medical has not sold products into Syria since Q1 2014.